EXHIBIT 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at October 31, 2016.

As at October 31, 2016
(in millions of Canadian dollars)
Subordinated Debt	4,439

Total Equity
Preferred Shares(1)	3,840
Common Shares	12,539
Contributed Surplus	294
Retained Earnings	21,205
Accumulated Other Comprehensive Income	4,426

Total Shareholders’ Equity	42,304
Non-controlling Interest in Subsidiaries	24

Total Equity	42,328

Total Capitalization	46,767

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 14, 15, 16, 17, 25, 26, 27, 29, 31, 33, 35, 36 and 38. For more information on the classification of Preferred Shares, please refer to Note 16 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2016.